AMBICOM HOLDINGS, INC.

February 24, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AmbiCom Holdings, Inc.
Registration Statement on Form S-1
File No. 333-178180
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), AmbiCom Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-1 (File Number File No. 333-178180) (the “Registration Statement”), which the Registrant filed with the Commission on November 25, 2011.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to the attention of the undersigned and to the attention of Peter Campitiello, Esq. at (212) 216-8001.

The Registrant further requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request, please call Peter Campitiello, Esq., at (212) 216-8085.

Very truly yours,

/s/ John Hwang
John Hwang,
Chief Executive Officer and Chief Financial Officer